UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2025

Richard Miller
Chief Executive Officer
Tron Inc.
941 W. Morse Blvd. Suite 100
Winter Park, FL 32789

Re: Tron Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed August 22, 2025
File No. 333-288986

Dear Richard Miller:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 12, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-3

General

1. We note that Justin Sun posted on X on July 25, 2025, "The Nasdaq [listing] is just the starting point for our listing. The Nasdaq 100 Index, including Nvidia, Apple, and Google, is our target. We aim to become part of the Nasdaq 100 Index within three years—that’s the goal we’re pursuing!" We also note that Justin Sun rang the opening bell for Nasdaq on behalf of the company on July 24, 2025. Please tell us, with a view toward disclosure, whether Justin Sun is an executive officer of the company. Please refer to Rule 3b-7 of the Securities Exchange Act of 1934.

Cover Page

2. We note your response to prior comment 1. Please include disclosure on the cover page briefly describing the company's business and clarifying the incidental relationship between the company and the TRON DAO and TRON blockchain ecosystem. Please refer to Instruction to paragraph 501(b)(1) of Regulation S-K.

Prospectus Summary
TRX Tokens Treasury, page 4

3. Where you disclose that TRON was founded in 2017, please also disclose that it was founded by Justin Sun and describe his continued involvement in the TRON network.

4. We note your disclosure on page 5 that the company holds the treasury tokens in a self-managed wallet set up by BiT Global. Please expand your disclosure to address the following:
   - We note your disclosure that the "wallet is safely kept in a secure location controlled by BiT Global." Please disclose the geographic location where the private keys are located.
   - Discuss any insurance coverage you have for your treasury tokens, including whether BiT Global provides insurance coverage, the amount of coverage, any coverage limitations, and any risks attendant thereto.
   - We note your disclosure that "[t]he Company retains sole control of the wallet and private keys." Please identify the person(s) that have access to the treasury tokens and have the authority to release the tokens from your wallet and whether any persons (e.g., auditors, etc.) are responsible for verifying the existence thereof. Also clarify whether any insurance providers have inspection rights associated with the crypto assets held in storage.

5. Please expand your disclosure regarding the company's staking program to address the following:
   - We note your disclosure that "[t]he Company has currently staked nearly 100% of TRX tokens in its treasury into sTRX tokens." Please revise to clarify what "nearly 100%" means and tell us whether you have any policies or procedures in place that govern the percentage of TRX tokens that will be turned into sTRX tokens.
   - We note your disclosure that "365,096,800 TRX tokens of the Consideration Tokens held by the Company have been 'staked' on JustLend, a decentralized finance (DeFi) protocol, on June 28, 2025 in exchange for approximately 297,543,246 Staked TRX (sTRX) tokens." Please clarify whether the remaining 67,533,554 TRX tokens were not converted into sTRX. Please also disclose the unbonding period for TRX tokens to the extent applicable.
   - We note your disclosure that the company has staked and plans to continue to stake TRX tokens to "earn enhanced staking yield from both standard TRX staking and energy rental." Please explain the difference between standard TRX staking and energy rental and how each operates.
   - Please disclose what the company intends to do with the sTRX tokens it receives from JustLend. To the extent these activities present additional risks, please

consider updating your risk factor disclosures.

- Please disclose the characteristics of the sTRX tokens and how they differ from TRX tokens.
- Please discuss how staking rewards are distributed, including the amounts or percentages distributed to the company, BiT Global, JustLend, and any other party that receives a fee or distributions in connection with staking, as applicable.
- Please disclose with more specificity the role of JustLend in the company's staking program.
- We note that the company holds the treasury tokens in a self-managed cold wallet. Please clarify whether the company engages in offline staking.

6. Please revise to disclose whether you have any material agreements with counterparties related to purchase and sales of TRX tokens, and, if so, please identify the counterparties and disclose the material terms of your agreements with your counterparties.
7. We note your disclosure on page 7 that the company has entered into a Financial Advisory Agreement under which the Advisor will "explore opportunities involving holding tokens, primarily TRX Tokens,... identifying additional revenue-generating verticals within that ecosystem." Please revise to clarify whether the primary focus of the business will be to accumulate TRX tokens and benefit from its appreciation and staking rewards, or whether the TRX token reserve will be used to support or finance other operating activities. In addition, please revise to clarify whether there are plans to hold any other crypto assets.
8. Please expand your disclosure to describe the policies and procedures you have in place or intend to adopt that govern when you exchange cash for TRX tokens and when you monetize your TRX tokens. In addition, please disclose whether you intend to hedge your TRX token exposure, and, if so, please describe your hedging strategy.
9. Please expand your discussion of the TRON network and describe any material updates that have occurred or are planned to occur.

Risk Factors
We may regularly encounter potential conflicts of interest, page 26

10. We note your disclosure that potential conflicts of interest may arise from relationships that you identify under this heading. Please expand this disclosure to address whether any conflicts of interests may arise from Justin Sun's relationship to the company and the TRON network, BiT Global, and JustLend, to the extent applicable. In this regard, we also note news reports indicating that Justin Sun owns the majority of the supply of TRX tokens. If true, please disclose this fact, and any risks or conflicts of interests attendant thereto.

Risks Related to Our TRX Token Strategy and Holdings, page 27

11. We note that on August 29, 2025, the TRON blockchain determined to lower transaction fees by 60%. Please disclose this fact and the risks and impacts of such a change.

The TRX token is a highly volatile asset, page 27

12. Please revise to include quantitative examples of TRX token’s historic price volatilities.

Our TRX token holdings are less liquid than our existing cash and cash equivalents, page 32

13. We note your disclosure regarding the inherent risks of staking. Please identify the super representative nodes with which the company will stake its TRX if possible.

We face risks relating to the security of the wallets holding our TRX tokens, page 32

14. We note your disclosure that "TRON blockchain and TRX token, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities." Please expand your disclosure to discuss any material security breaches or cyberattacks that have occurred relating to TRON blockchain or TRX tokens.

Absent federal regulations, there is a possibility that TRX token may be classified as a "security.", page 33

15. Please revise your disclosure in this section and throughout the prospectus where you indicate that TRX may be classified as or could be determined to be a "security" to state that TRX "may be offered and sold as part of or subject to an investment contract." In this regard, please clarify your disclosure on page 28 that "there is no claim in the SEC Action that TRX token is itself a security."

Exhibits

16. We note your revision in response to prior comment 4. Please also file a Form T-1 or, if you are relying on Section 305(b)(2) of the Trust Indenture Act, annotate the exhibit index to indicate such intention and include the undertaking contained in Item 512(j) of Regulation S-K. For further guidance, refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Questions 206.01 and 220.01.

17. We note that you marked Exhibit 10.1 as having portions omitted in compliance with Regulation S-K Item 601(b)(10)(iv). Please revise to include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.

Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Theodore H. Paraskevas, Esq